Selection of Preferred Bidders for the Proposed Sale of Certain Subsidiaries

On December 16, 2013, Woori Financial Holdings Co., Ltd. (the “Company”) concluded the final bidding process for the proposed sale of the following subsidiaries: Woori Investment & Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Aviva Life Insurance Co., Ltd., and Woori FG Savings Bank. On December 24, 2013, the Board of Directors of the Company passed a resolution to select the following preferred bidders (the “Preferred Bidders”) for the proposed sale of such subsidiaries of the Company after reviewing and discussing the merits of selling such subsidiaries individually or in a package and legal issues related to the proposed sale.

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Woori Investment & Securities Co., Ltd.: NongHyup Financial Group Inc.
Woori Asset Management Co., Ltd.: Kiwoom Securities Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.: NongHyup Financial Group Inc.
Woori FG Savings Bank: NongHyup Financial Group Inc.

In addition, the Board of Directors selected Mirae Asset Global Investments Group (for the sale of Woori Asset Management Co., Ltd.) and KB Financial Group Inc. (for the sale of Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., and Woori FG Savings Bank) as alternate bidders in case further negotiations with the Preferred Bidders do not reach a successful outcome.

The resolution of the Board of Directors described above was passed subject to the condition that the terms and conditions of the sales of Woori Investment & Securities Co., Ltd. and Woori FG Savings Bank are to be re-negotiated on a best efforts basis.

The Company will make further disclosures in the case of any definitive future developments in the sale process, such as the execution of a share purchase agreement.

If the execution of a share purchase agreement does not occur, or such agreement becomes terminated after its execution, the applicable party’s status as a Preferred Bidder and all rights relating thereto will be automatically terminated.